Exhibit 99.1

Scotiabank Appoints Raj Viswanathan as Executive Vice President and Chief Financial Officer

Sean McGuckin announces retirement from Scotiabank

TORONTO, Oct. 30, 2018 /CNW/ - Scotiabank (TSX: BNS) today announced the appointment of Rajagopal (Raj) Viswanathan as Executive Vice President and Chief Financial Officer, effective November 1, 2018.  Raj succeeds Sean McGuckin, who announced in May that he would take a leave of absence to attend to an illness in his family. Sean will retire as Chief Financial Officer on October 31, though he will support the Bank during a transition period until December 31, 2018.

"Sean has had a long and distinguished career at Scotiabank for over 27 years, holding senior roles in Global Risk Management and Finance, as well as Audit," said Brian Porter, President and CEO, Scotiabank.  "On behalf of all Scotiabankers, the Executive Team and the Board of Directors, I want to thank him for his many contributions to the Bank and wish him and his family well."

"It has been an honour and privilege to serve as Scotiabank CFO for the last seven years," said Sean McGuckin.  "It was also a great pleasure working with the many talented Scotiabankers over the last 27 years and the many external stakeholders I had the opportunity to interact with."

Raj Viswanathan was appointed to the role of Acting Chief Financial Officer in June 2018. As EVP and Chief Financial Officer, Raj will oversee the Finance Department, including Investor Relations, Taxation, Economics and Strategic Transactions functions at the Bank, as well as the Structural Cost Transformation project.

"Raj is an exceptional finance leader who has proven his depth of business acumen and his drive to better serve all of our stakeholders during his time as Acting CFO," said Brian Porter.  "Raj's wide-ranging financial experience and his proven track record of delivering results have positioned him well to carry out this critical role on our executive leadership team."

Raj joined Scotiabank in 2002 and has held progressively senior positions in Internal Audit and Finance since that time.  In 2014, Raj was appointed Senior Vice President & Chief Accountant.  In this role, Raj was responsible for overseeing the Chief Accountant's group which includes Group responsibilities for: Capital Management, Accounting Policies & Procedures, and Financial Analysis and Reporting. Raj also led the Bank's multi-year Finance Transformation project.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 96,000 employees and assets of $947 billion (as at July 31, 2018), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/October2018/30/c2197.html

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For further information: For media inquiries: Annie Cuerrier, Global Communications, PH: (416) 775-0828; For investor inquiries: Steven Hung, Investor Relations, PH: (416) 933-8774

CO: Scotiabank

CNW 16:30e 30-OCT-18